EXHIBIT 12

BRE PROPERTIES, INC.

STATEMENT RE:

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

AND EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Year Ended December 31,
	2002	2001	2000	1999	1998
	(dollar amounts in thousands)
Net income before gains (loss) on sales of investments, minority interest in income and discontinued operations	$82,870	$86,004	$80,676	$77,027	$65,775
Provision for unusual charges	—	7,163	8,765	1,250	2,400
Minority interest not convertible into Common Stock	(719)	(656)	(518)	(600)	(98)
Discontinued operations	1,692	1,768	1,452	1,582	952

	$83,843	$94,279	$90,375	$79,259	$69,029

Fixed charges:
Interest	$56,106	$47,522	$43,996	$40,637	$34,671
Interest from discontinued operations	1,026	995	1,032	1,058	927
Capitalized interest	12,015	13,502	16,434	9,485	12,606
Other	156	152	148	144	112

Fixed charges	$69,303	$62,171	$61,610	$51,324	$48,316

Preferred stock dividends	7,765	4,569	4,569	4,182	—

Fixed charges and preferred stock dividends	$77,068	$66,740	$66,179	$55,506	$48,316

Net income before gains (loss) on sales of investments and minority interest in income and provision for unusual charges and fixed charges, excluding capitalized interest and preferred stock dividends	$141,131	$142,948	$135,551	$121,098	$104,739
Divided by fixed charges	$69,303	$62,171	$61,610	$51,324	$48,316

Ratio of earnings to fixed charges	2.0	2.3	2.2	2.4	2.2

Net income before gains (loss) on sales of investments and minority interest in income and provision for unusual charges and fixed charges, excluding capitalized interest and preferred stock dividends	$141,131	$142,948	$135,551	$121,098	$104,739
Divided by fixed charges and preferred stock dividends	$77,068	$66,740	$66,179	$55,506	$48,316

Ratio of earnings to fixed charges and preferred stock	1.8	2.1	2.0	2.2	2.2